OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

xCraft Enterprises, Inc.

418 E Lakeside Ave
Suite 08
Coeur d'Alene, ID 83814

www.xcraft.io



2808 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


THE OFFERING

Maximum 300561 shares* of Class B Non-Voting Common Stock $1,069,997.16

Minimum 2,808 shares of Class B Non-Voting Common Stock $9,996.48


Company	xCraft Enterprises, Inc.
Corporate Address	418 E Lakeside Ave, Suite 08 Coeur d'Alene, ID 83814
Description of Business	xCraft develops and manufactures small, powerful flying machines for custom, commercial, and consumer applications.
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$3.56
Minimum Investment Amount (per investor)	$178.00

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

 SUMMARY

xCraft Enterprises, Inc. ("xCraft" or "Company"), based in beautiful Coeur d'Alene, Idaho, was formed from our founder's combined love of flying and aerospace engineering background. It was that passion that has created our vision. The result is xCraft and our portfolio of drones and related technologies.

OUR BUSINESS STRATEGY

xCraft's business model focuses on being a custom drone and commercial application developer. We see the future of the UAV space making its largest impact in the areas of enterprise, commercial applications, and defense/government contracting. We still maintain a small consumer-based presence with the xPlusOne and PhoneDrone Ethos.

OUR PRODUCTS

At present, the Company's products consist of the following: Our initial product, the X PlusOne, is a uniquely-designed unmanned aerial vehicle ("UAV" or "drone") which has been specifically engineered to deliver vertical take-off and landing ("VTOL") capability and high-efficiency and speed with its in-flight performance. The initial implementation of this UAV platform is called the X PlusOne. It is targeted to hobbyists and drone enthusiasts. Our secondary UAV airframe is specifically engineered to be operated via a smartphone; thus leveraging the controllers, communication, and systems from an Android or Apple device and delivering retractable personal drone capabilities. The initial implementation of this UAV is called the PhoneDrone Ethos. Our PhoneDrone still remains a top priority for us and final delivery of the product is near. Our Beta-test units have recently been shipped and our final production run is eminent. As such though, the PhoneDrone should be considered as a "prototype" until such time as it is production ready, which we expect to be in late 2018.

Next, a derivative of our X PlusOne design, which we call the x2 series (x2i, x2Geo, x2Pro), is targeted toward commercial applications. This x2 platform offers greatly extended range, speed, and payload capabilities and will deliver superior performance in First-Responder, Mapping, Agriculture, Survey, and other important commercial applications. It is of an efficient tri-motor design and capable of extended flight times and range while carrying a variety of payloads. Lastly, we are heavily involved in the custom development of a drone and drone port system as part of the First iZ drone system (supported by Phirst Technologies, of which we have 25% ownership of the company). This drone system is a specially designed first-responder application through which a drone (or drones) will immediately respond to the scene of an incident, arriving prior to first-responders, and provide live video feed of the incident. The project design includes multiple drone ports located around a city where, upon receipt of a 911 call, the operator can deploy a drone which will take off and land, charge itself, and be fully autonomous.

OPERATIONS TO DATE

Through 2016, our revenues consisted of the sales of our XPlusOne drone and related parts and accessories and pre-sales of our PhoneDrone. At that time, we were focused solely on consumer sales. In 2017, we developed and sold our first x2 commercial drones and continued with our development of the PhoneDrone. Our main focus then shifted from consumer sales to commercial sales (with the exception of completing the PhoneDrone development). In early 2018, we received our first large contract to begin development of the First iZ custom drone system, supporting our mission to become a leading US-based custom drone developer. We remain very active in the continued development of our commercial x2 line, including the recent release of the x2Pro. Our PhoneDrone still retains a top priority for us and final delivery of the product is near. Our Beta-test units have recently been shipped and our final production run is eminent. As such though, the PhoneDrone should be considered as a "prototype" until such time as it is production ready, which we expect to be in late 2018.

NOTABLE HISTORY

Following the excitement of our Shark Tank episode and Kickstarter/Indiegogo campaigns, we were successful in selling our XPlusOne drones and were getting sizable pre-sales of our PhoneDrone Ethos product. In late 2016, a couple of major events impacted the trajectory we were on. First, a large Chinese manufacturer (DJI) began producing their own product and brought a line of drones to the market at far lower price points than any of their competitors. While we can only speculate as to their intentions, the result was disastrous. Many drone companies went out of business. Those that survived (like us) were forced to sell their product at much lower price points and margins all but disappeared. These reduced revenues and lowered profits, coupled with some unanticipated higher development costs of our PhoneDrone, put us in a position where we were forced to severely cut back operations and slow down the development (and completion) of the PhoneDrone. With an equity infusion from a private investor in early 2017, the vote of confidence we received through the conversion of a large note payable into equity, and our very successful 2017 Start Engine campaign, xCraft got back on track and secured its first major custom drone development project. Additionally, prior to the 2017 Start Engine campaign, the company made a strategic decision to convert from an Idaho LLC to a Delaware Corporation making it easier to issue shares and operate with public ownership.

LIABILITIES AND LITIGATION

The reduction in our cash flow prior to our last campaign had led to an increase in our normal level of payables. Since then, we have significantly reduced the outstanding balances, paying most of them off. A few agreed to payment terms, and these obligations are kept current under new agreements. To date, there is no pending or threatened litigation from them or anyone towards us.

OUR SALES CHANNELS/SUPPLY CHAIN

Our current sales channels include our own website, Amazon, trade shows, and outbound sales of the commercial line and development side. As previously mentioned, we have also had successful Kickstarter and Indiegogo campaigns for our products. We see these current channels as remaining viable as we progress, but we are also in early stages of discussions with potential distributors in other parts of the world, primarily Asia and Europe. While there is considerable amount of proprietary design that goes into each our products, much of the hardware and related parts are readily available in the market from several suppliers. We are aware of and take necessary precautions to ensure that there will be limited, if any, interruptions in the production supply chain(s).

OUR CUSTOMERS, COMPETITION, AND MARKET

Our customer base consists of consumer and commercial drone enthusiasts and entrepreneurs. From the pure joy of flying, to surveying a farm, to saving lives, xCraft products fulfill a number of applications. Smaller drones have been a fairly recent development of the past few years, and this market is still evolving. Widespread consumer excitement - those who like drones not only for simple recreation but also for their enhanced photography and video capability - is a large part of what continues to drive this market. According to Goldman Sachs Research, *between now and 2020, they forecast a $100 billion market opportunity for drones—helped by growing demand from the commercial and civil government sectors. Defense will remain the largest market for the foreseeable future as global competition heats up and technology continues to improve.The consumer drone market was the first to develop outside the military. Demand has taken off in the last two years and hobbyist drones have become a familiar sight, but there is plenty of room for growth. The fastest growth opportunity comes from businesses and civil governments. They're just beginning to explore the possibilities, but we expect they'll spend $13 billion on drones between now and 2020, putting thousands of them in the sky.* Source: Goldman Sachs Research

DJI, PrecisionHawk, and Parrot continue to be at the forefront of the drone market.

The team

Officers and directors

JD Claridge	CEO, Director, and Co-Founder
Ben Toews	Advisor and Director

JD Claridge

JD Claridge is the CEO and co-founder of xCraft, a leading drone company developing innovative vehicles for the UAV market. JD was born with a passion for flight. Building and crashing flying toys throughout his youth taught him much about the science and art of flight vehicle design. He once built a (mostly) functional hang glider at the age of 7 and convinced his best friend to test fly it. JD's passion for flight runs deeply through all of his pursuits. As a certified pilot, electrical engineer, airframe mechanic, and Designated Engineering Representative (DER) for the FAA, he has held key engineering roles at several aerospace OEMs and has founded his own aerospace consulting firm; Aero Designworks. In October of 2015, JD and xCraft co-founder Charles Manning were featured on ABC's Shark Tank, making history by negotiating an unprecedented deal with all five Sharks. This catapulted xCraft into the center of the public spotlight and made household names out of xCraft's launch products; PhoneDrone Ethos and X PlusOne. With JD at the helm, xCraft continues to engineer innovation into the DNA of every flying machine they produce. JD has been with xCraft since 2015 as CEO and Director. This is his full time job.

Ben Toews

Ben is the President/CEO of Bullet Tools, a developer and manufacturer of innovative construction solutions which sells products around the world. He serves on the advisory board for the Idaho Small Business Development Center and oversees the finances at Heart of the City church as Treasurer. He is a graduate of Gonzaga University where he majored in Business Administration with a concentration in International Business. Current postions: Bullet Tools- President and CEO 2012-present, Primary position Bullet Tools- Vice President 2002-2012; Heart of the City Church- Treasurer 2012-present; Idaho Small Business Development Center- Board Advisor 2013-present; Xcraft-board of directors, July 2018. Part time, one hour a week;

Number of Employees: 10

Related party transactions

- During 2016, one of the Company's founders and Chief Executive Officer funded the Company on an as-needed basis to cover operations. These advances bear no interest and are due on demand. At December 31, 2017 and 2016, the net of these totaled $0 and $65,670, respectively, which is included in the accompanying balance sheet. -On May 08, 2017, Philip Burks, a Director, purchased 61,111 xCraft Shares from xCraft CEO, JD Claridge at $.90 per share. -On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to the Company's Chief Executive Officer. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. As of December 31, 2017, $67,243 of this note was due to the Company. The loan bears a 2% APR and is due Dec 31, 2022. -On February 1, 2018, the Company entered into a contribution agreement to acquire a 25% interest of the membership interest of Phirst Technologies, LLC. Phirst Technologies LLC, was formed by Phil Burks (a Director) and xCraft CEO, JD Claridge. - Philip Burks, a Director, provided a $100,000 revolving line of credit for xCraft during late 2017. xCraft made a draw on 06/21/2018 for $50,000 at 6.5% APR due on 12/31/2018. -On May 18, 2018, Philip Burks, a Director, purchased 157,153 xCraft Shares from IRL Network, LLC (Charles Manning- Co Founder) for $1.40 per share.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **It is difficult to predict our operating results and business opportunities because we have a limited history as an operating company.** The Company was formed in late 2014 and we have a relatively brief operating history. Although the hardware design has been completed by us for our X PlusOne and PhoneDrone products, substantial operational risks remain in manufacturing these first-generation hardware products. In addition, the PhoneDrone operating software for smartphones is not yet fully completed and its completion is required for successful delivery of the PhoneDrone. We are subject to and will experience the risks and difficulties that are frequently encountered by early-stage companies in new, rapidly-evolving markets. The Company has a history of losses due to the development cost associated with bringing our new products to market. Our failure to significantly increase our revenues would seriously harm our business. We have experienced operating losses since inception and expect to incur significant losses in the future. Our research and development, sales and marketing, and general and administrative expenses are expected to increase as we progress. With these additional expenses, we must significantly increase our revenues in order to become profitable. Our operating expense levels will be increasing and then they may become relatively fixed and are based, in part, on achieving an initial milestone of building a community of users. If revenue levels fall below expectations, our net losses will increase because only a portion of our expenses varies with our revenues. We may never achieve profitability, and, if we do, we cannot ensure that we will sustain or increase it. Our initial deployments of the X PlusOne and PhoneDrone have been largely through Kickstarter pre-orders or pre-purchase orders from channel partners. Successful experiences with end-users are required to cause more repeat channel orders. Our future revenues are unpredictable and we expect our quarterly operating results to fluctuate based on on-going orders, which could cause the value of your Units to decline. Although the Company is confident of the design and architecture of the X PlusOne, PhoneDrone, and x2, the mass-production scale of our products has not yet happened. Hardware and software integration requirements, like those we must achieve in our business, contain errors or defects, including errors relating to security and usability, particularly when first introduced or when new versions or enhancements are released. Defects or errors in current or future products could result in delayed or failed deployment of our technology, lost revenues, or a delay in or failure to achieve market acceptance, any of which would seriously harm our business and operating results.
- **We must manage our growth and expansion.** Our further growth will place a

significant strain on our resources. Any failure to manage growth effectively could seriously harm our business and operating results. To be successful, we will need to implement additional management information systems; improve our operating, administrative, financial, and accounting systems and controls; train new employees; and maintain close coordination among our executive, engineering, accounting, finance, marketing, and operations organizations. Without success in these areas, our financial results could suffer materially.

- **There are inherent risks within the drone industry.** Our markets are new, rapidly evolving, and highly competitive. We expect this competition to persist and intensify in the future. Our failure to maintain and enhance our competitive position could seriously harm our business and operating results. The global regulatory risk, as it relates to the operation of drones, is new and relatively unknown. However, there have been recent strides made within the US. In August of 2016, the FAA released new rules governing the commercial use of UAVs. These regulations provide a framework for operation beyond recreational use. While it is thought that other developed countries will follow the FAA's lead and develop similar rules for UAV operation, they may not do so and global sales may suffer. There are still limitations, for example, which prohibit flight beyond visual line of sight, resulting in banning operation over people that are not involved in the actual mission, limiting flights to a maximum altitude of 400 feet above ground level, etc. The present rules do not provide means of obtaining waivers to any of these restrictions and thus these will continue to limit and constrain usage.

- **One of the Company's most valuable assets is its intellectual property.** The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to our drones and related technology. The Company has applied and intends to continue to apply for patents and trademarks with respect to its intellectual property. Once submitted, our patent applications or trademark registrations may not be approved. Moreover, even if approved, they may not provide us with any competitive advantage or may be challenged by third parties. If challenged, any of our patents might not be upheld or their claims could be narrowed. Legal standards relating to the validity, enforceability, and scope of intellectual property rights generally, and in Internet-related industries specifically, are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Any litigation surrounding our rights could force us to divert important financial and other resources away from our business operations. These legal protections afford only limited protection. Any steps we take to protect our intellectual property may be inadequate, time consuming, and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Also, our competitors may independently develop similar technology, duplicate our products, or design around our patents or our other intellectual property, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This could cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents may be issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

- **We may be found to infringe proprietary rights of others.** The drone and autonomous vehicle industries are both emerging fields in which we expect a number of companies to create, and pursue patent protection for, inventions and technologies. Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our products. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. We could incur substantial costs to defend or settle any litigation, and intellectual property litigation could force us to do one or more of the following: • cease selling, incorporating, or using products or services that incorporate the challenged intellectual property; • obtain a license from the holder of the infringed intellectual property right; and • redesign products or services. We might not be able to redesign our products and services or obtain a license on commercially reasonable terms from the holders of any potentially infringed intellectual property. Any successful claim of infringement against us and our failure or inability to license the infringed technology on commercially reasonable terms would seriously harm our business and operating results.

- **We must attract and retain key personnel.** Our success depends largely on the skills, experience, and performance of the members of our senior management and other key personnel. With successful funding, we will continue the hiring of managers and other key personnel. We might be unable to assimilate our recently hired key personnel or be unable to locate, hire, and retain additional qualified key personnel. Our senior management and/or other key personnel are not bound to be employed for any specific time period. If we lose one or more of these key employees, our business and operating results could be seriously harmed. In addition, our future success will depend largely on our ability to continue attracting and retaining highly skilled personnel. Like other companies in the high-tech and gaming sectors, we face intense competition for qualified personnel.

- **There are several competitors who are better positioned than we are to take the majority of the market.** The drone industry is becoming well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

- **Our current and/or future products could have a latent design flaw or manufacturing defect.** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there may be design flaw(s) that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. We have had no such flaws or recalls to date with any of our product(s). However, a major recall of our products would be expensive and could significantly impact the value of the Company.

- **Our new product(s) could fail to achieve the sales traction that we expect.** The Company's growth projections are based on an assumption that we will be able to successfully launch future products and that we will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new product(s) fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We may face technological and design challenges.** We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

- **We are subject to changes in foreign currency exchange rates.** Some of our products are manufactured in China and some are sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

- **Risks Related to an Investment - We will need to raise additional funds in the future.** Any funding received by the Company from this offering will immediately be available to and used by us to meet current and ongoing capital needs. The Company estimates that $535,000 would meet the funding needs of its business plan for at least 8 months to a year. However, the release of funds to the Company is solely conditioned upon receipt of a minimum amount of $10,000. Depending on our ability to generate sustainable revenue, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. This could seriously harm our business and operating results. Furthermore, if we issue additional common stock, you will experience dilution. The Company may issue additional units with rights senior to those of the Class B shares offered hereby. If we need to raise funds and cannot do so on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements.

- **We have substantial discretion as to how to use the proceeds from this offering.** Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which an investor may not agree. We cannot predict that investment of the proceeds will yield a favorable return, if any.

- **You will have little to no control over the management of the Company's business operations.** As of the date hereof our Founder, JD Claridge, owns a majority of the voting (Class A Voting Common Stock) common stock of the Company. Even if the maximum offering is raised, he will still retain a majority. As a result, Mr. Claridge will be able to exercise significant influence over all matters requiring member approval, including the election of managers and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring and/or having control over us.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Should the Company's plan become being acquired by an existing player in the drone industry, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is another potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the drone industry at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. Prior to this offering, there has been no public market for the securities of the Company and there is no assurance that a public market will ever develop. The offering price of $3.59 per share has been arbitrarily determined by the Company and bears no direct relationship to the market price of the free trading shares, assets, earnings, book value, or any other objective standard of worth.

- **Certain key products are presently in "prototype" stage and have yet to reach the point of full production. As a result, there is risk that they may never be produced.** Our PhoneDrone Ethos is still considered by us as a "working prototypes" as they are not yet considered fully complete and ready for actual manufacturing and production. PhoneDrone is projected to be production-ready in December 2018. While we expect these products to be completed in the time frames indicated, there remains risk that they may never be commercially produced and sold.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- JD Claridge, 66.33% ownership, Class A Voting Common Stock"

Classes of securities

- Class B Non-Voting Common Stock: 647,339

    Voting Rights. Holders of Class B Non-Voting Common Stock, which are being offered by way of this offering statement, have no voting rights.

    Dividends. Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of Class B Non-Voting Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Class B Non-Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of *Other Rights or Assessments.* Holders of Class B Non-Voting Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Class B Non-Voting Common Stock will be fully paid and not liable to further calls or assessments by us.

The Company has also issued a warrant to purchase 7,000 Class B Non-Voting Common Stock. These shares were included as part of the fully diluted basis for determining valuation.

- Class A Voting Common Stock: 3,526,250

Common Stock

Voting Rights. Holders of Class A Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of Class A Voting Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Class A Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of *Other Rights or Assessments.* Holders of Class A Voting Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Class A Voting Common Stock will he fully paid and not liable to further calls or assessments by us.

2017 Equity Incentive Plan. The Company has reserved 600,000 Class A Voting Common Stock of its common stock pursuant to the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The total amount of reserved shares was included as part of the fully diluted basis for determining valuation. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. As of 08/01/2018 there are 450,418 options outstanding with 152,918 of those options actually vested under this plan. Thus far, no options from this plan have been exercised.

The Company has also issued a warrant to purchase 200,000 Class A Voting Common Stock. These shares were included as part of the fully diluted basis for determining valuation.

- Preferred Stock: 0

Preferred Stock

While the Company has authorized certain of its shares as "Preferred Stock" in its Articles of Incorporation, no specific designations or authorizations have been defined for them to date.

What it means to be a Minority Holder

The Company is structured such that we have two classes of common shares, our Class A Voting Common Stock and Class B Non-Voting Common Stock. The only difference between the two is that the Class A Voting Common Stock have voting rights - one vote per share - while our Class B Non-Voting Common Stock have no voting rights.

With our Class A Voting Common Stock being held by the founders and a small number of investors, voting control is retained and controlled by them. As a result, these few people have the ability to make all major decisions regarding the Company.

As holders of Class B Non-Voting Common Stock, you will have no voting rights. You will have limited ability, if at all, to influence our policies or any other corporate matter(s), including the election of directors, changes to our Company's governance documents, additional issuance(s) of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes,preferred shares, or warrants) into stock.

In addition to this Reg CF raise of up to $535,000, xCraft will run a concurrent private placement of up to $1,000,000 of its Class B Non-Voting Common Stock. This will result in further dilution.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "downround," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

2017 Equity Incentive Plan. The Company has reserved 600,000 Class A Voting Common Stock of its common stock pursuant to the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The total amount of reserved shares was included as part of the fully diluted basis for determining valuation. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. As of 08/01/2018 there are 450,418 options outstanding with 152,918 of those options actually vested under this plan. Thus far, no options from this plan have been exercised.

The Company has also issued two warrants to purchase shares; one for 200,000 Class A Voting Common Stock and another for 7,000 Class B Non-Voting Common Stock.

These shares were included as part of the fully diluted basis for determining valuation.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

OPERATING RESULTS

The following analysis and discussion will be comparing the years ended December 31, 2017 and 2016, and Q1 and Q2 of 2018. Please note that figures for 2016 and 2017 are based on our financial statements that have been "reviewed" by our outside CPA's. Figures for 2018 are from our in-house records and have not been reviewed by our outside CPA's.

Revenues

Revenues in 2016 were greater than 2017. In late 2016, a couple of major events impacted the trajectory of our Company. First, a large Chinese manufacturer began producing their own product and brought a line of drones to the market at far lower price points than their competitors. While we can only speculate as to their intentions, the result was disastrous. Many drone companies went out of business. Those that survived (like us) were forced to sell their product at much lower prices and margins. These reduced revenues and lower profits, coupled with unanticipated higher costs in the development of our PhoneDrone, put us in a position where we had to severely cut back operations and slow down development of and, as a result, our completion of the PhoneDrone. Our renewed focus on commercial channels was evidenced by the release of two new "x2 Series" drones in 2017; the x2 Geo and the x2i. These hybrid VTOL drones produced product sales of $119,467 for the year. X PlusOne sales totaled $22,472. Q1 of 2018 was xCraft's first-ever profitable quarter. Revenues for the year were just $772,786.00. The bulk of these Revenues ($250,000) came from non-recurring engineering ("NRE") for the new joint venture called First iZ. Overall sales for combined Q1 and Q2 were $450,545 of which $400,000 came from NRE payments for First iZ, and $38,186 for the X2 product. The purchase order from Phirst Technologies is worth $750,000 in NRE payments for 2018. As of August 31, 2018, the Company has received $450,000 of the purchase order and has $300,000 remaining. Milestone payments are anticipated in September, October, and December with the completion of the next phase of deliverables.

Operating Expenses

The expenses for the Company consist of marketing and sales expenses, general/administration (including payroll and professional fees such as legal and accounting), and research and development. Notable year over year decrease in spending was experienced in Payroll and R&D spending. Payroll for 2017 was at $242,800, as compared to $360,400 in 2016. This was largely due to decreased production after the consumer market challenges faced in 2016. R&D spending was down from $228,773 in 2016 to $89,198 in 2017. This decrease was due to lack of funds available for the development of Phone Drone as well as the completion of X PlusOne in 2016. Expenses thru Q2 2018 are $397,114 with the major categories being Payroll ($203,842), R&D ($65,967), and Advertising/ Marketing ($36,650). Payroll and R&D have been and will be our largest expenses as we continue development efforts of the First iZ drone system, Phone Drone, and the X2 throughout 2018. The Company has been successful in on-boarding several key engineering and management roles and payroll is estimated at $659,000 for year end 2018. Current monthly cash burn is approximately $98,000. R&D spending is expected to reach $150,000 for 2018.

Other Notes

During Q1 of 2018, we secured a loan for $250,000 from Innovate Washington which will further provide for our operational and development needs.

In Q1 2018, we began our relationship with Phirst Technologies, LLC, as they seek to develop and implement what is called the First iZ Program. First iZ is a "first-responder" drone project that xCraft is very excited about. This is a game-changing drone system - one in which a drone will arrive on the scene of emergency calls prior to any first responder and then deliver "real-time" aerial imagery over a secured network to the people that need it. This means critical intelligence like the real-time traffic picture, size of a building fire, the exact location and severity of an auto accident, etc. will be instantly available to first responders and hopefully save lives!

First iZ is made possible by a new joint venture between xCraft and The Genesis Group, based in Tyler, Texas. This company was founded by one of xCraft's investors and Director, Phil Burks. The Genesis Group develops software solutions for mission critical and business critical two-way communication networks. They created the "Genesis Pulse," which is a first responder decision-support and situational awareness tool that optimizes response times to incidents. The Genesis Group's expertise in first responder software and XCraft's custom drone development capabilities are the driving forces behind the First iZ project.

xCraft has a 25% stake in the new company, called Phirst Technologies. The venture raised $3 million in seed funding. Through this joint venture, xCraft is to receive a total of $750,000 in non-recurring engineering fees in 2018 if it meets certain milestones. As of August 31, 2018, the Company has received $450,000 of the purchase order and has $300,000 remaining. Milestone payments are anticipated in September, October, and December of 2018 with the completion of the next phase of deliverables.

 The $3 million in funding is expected to be adequate for us to achieve/complete the pilot project installation in both Tyler, Texas and Coeur d'Alene, Idaho before the end of 2018.   Visit www.firstiz.co for more information.

In addition to the momentum of the x2, First iZ, and PhoneDrone production, xCraft is also pushing our way into both the Energy and Military sectors. Recently, our CEO JD Claridge, took part in the US Marine Corps Hive Final Mile (HFM) demonstration showing the capabilities of autonomous drone deployment of supplies such as food or ammunition. For more information on the article visit: http://www.janes.com/article/78617/us-marine-corps-performs-hive-final-mile-uav-concept-demonstration.

Financial Milestones

As we look to our immediate future, the Company sees its financial milestones being the completion of the First iZ project, delivery of the PhoneDrone, and commercial market penetration with our X2 product line. Currently, xCraft is receiving engineering payments for the development of the First iZ drone system which runs through year end 2018. As of August 31, 2018, the company has received $450,000 of the purchase order and has $300,000 remaining. Milestone payments are anticipated in September, October, and December of 2018- this is based on the Company's ability to deliver according to the purchase order schedule. Upon successful completion of the project, xCraft anticipates purchase orders for the product. Additionally, xCraft will retain partial IP from the project and have the potential to sell this related technology(s) into other non-competing industries. xCraft is also nearing final development of the PhoneDrone: namely the completion of the phone application ("APP"), the small design changes that may come as we progress towards production, and the final tooling and actual production of the product. We project the remaining cost to complete the PhoneDrone development and have it ready for production to be $20,000. Approximately another $428,800 will be due on terms after the final production run. We expect to begin deliveries in December 2018 of which approximately 1,700 will go toward crowding funding backers presales and the remaining 2300 available for new consumer sales. Our commercial product, the X2, continues to be designed on a more customer-by-customer basis, giving us the ability to add customer-specific options. We anticipate sales of the X2 will continue to grow as the product picks up increased recognition for its easy-to-use VTOL (vertical take off and landing) design. If we are able to raise approximately $1,535,000 in new capital through the positive results of this crowd-funding campaign (Reg CF through StartEngine) and the concurrent Reg D raise (through StartEngine up to $1,000,000), we expect to become profitable in early 2020.

Liquidity and Capital Resources

xCraft's early funding (in 2016) came from our Kickstarter and Indiegogo campaigns, xPlusOne Sales, and the $300,000 Convertible Note received in March 2016. (This Note, plus accrued interest, was converted in early 2017 to Class A common shares). As with most startup companies, obtaining resources to support development costs required the Company to seek additional means of funding. Traditional funding through banks has proven difficult as the company has yet to reach profitability. We were able to secure two small lines of credit through traditional banks, however, larger traditional financing was not readily available. The Company moved to raise additional capital by way of the sale of its securities through private placement(s) and/or Convertible Notes. In late February of 2017, the Company received $200,000 from a third-party investor (from our Director, Phil Burks) by way of a private placement of our Class A common stock pursuant to Rule 506(c) of Reg D of the Securities Act. (Shares were issued at $1.00 per share). In mid 2017, by way of a StartEngine's Reg CF equity raise platform, the Company was able to raise $1,070,000 in exchange for 629,411 Class B Non-Voting Common shares. With momentum from the StartEngine raise in 2017, xCraft was then able to secure financing by way of Innovate Washington for $250,000 (in early 2018) and a line of credit of up to $100,000 from our Director, Phil Burks. These loans have provided for our operational and development needs. Further, the Company has been able to generate additional revenue streams from X2 sales and NRE payments for the First iZ projects. With these efforts, plus the net proceeds from this Offering, the Company intends to complete the development, production, and sales of the First iZ project, the Phone Drone, commercial endeavors with the X2 platforms, and other potential military applications. The Company believes that funds from this Reg CF offering (up to $535,000) and the concurrent Regulation D offering (up to $1,000,000), will enable us to fund operations through 2018 and 2019 when, based on current assumptions, we expect to reach profitability in early 2020.

Indebtedness

On December 29, 2016, the Company entered into promissory note with a third-party for $25,000 with a 5% interest per annum. The Company did not record this note as debt in the 2016 financial statements and instead recorded as revenue. The 2016 financials have been adjusted and restated to reflect a $25,000 increase in total liabilities and a $25,000 increase in net loss. On June 30, 2017, the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25%

interest per annum with the balance and accrued interest due upon maturity of June 15, 2018. On June 12, 2018, the Company extended the maturity date to June 15, 2021. As of December 31, 2017, $7,988 and $24,477 of this note is classified as short and long-term, respectively, on the balance sheet. The outstanding as of 08/01/2018 was $29,862.52. Revolving Loan Agreement On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. This agreement shall terminate on December 31, 2018. In June of 2018, the Company received its first funds of $50,000 from this loan. Lines of Credit In June 2016, the Company entered into a line of credit with a financial institution for $50,000. Balances outstanding on the line of credit accrue interest at the Wall Street Journal prime rate (3.75% at December 31, 2016) plus 2%. This line of credit was secured by virtually all the Company's assets and is subject to an 18% default rate. The line of credit matured in June 2017. As of December 31, 2016, the Company had no additional funds available under the line of credit. The Company was able to convert the line of credit into a promissory note as previously stated in the amount of $35,000 on June 30, 2017. In March 2017, the Company entered into a line of credit agreement with a financial institution for $38,000. The advances incur interest at the Wall Street Journal prime rate (3.75 % on the date of agreement) plus 5%. As of December 31, 2017 the balance for this line of credit was $0 with $38,000 available under the line of credit. On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan is collateralized by a perfected second lien interest on all Company assets.

Recent offerings of securities

- 2016-03-05, Rule 506(c) of Reg D, 326250 Convertible Note. Use of proceeds: Working capital
- 2017-02-05, Rule 506(c) of Reg D, 200000 Class A Voting Common Stock. Use of proceeds: Working capital
- 2017-04-11, Regulation CF, 629411 Class B Non-Voting Common Stock. Use of proceeds: 2017-04-11, Regulation CF, 629,411 Class B Non-Voting Common Stock. Use of proceeds: The net proceeds of this Offering were used to fund the furtherance of our PhoneDrone product for market, legal and accounting, marketing, R&D, and for working capital needs.

Valuation

$17,730,896.84

The Company's valuation is derived from our ability to deliver a complete First iZ drone system, our intellectual property and related patents, and the sales revenues/profits from the line of consumer and commercial products. The First iZ drone project (owned by Phirst Technologies, LLC and of which 25% of the company is owned by xCraft) has received $3 million in funding at a $6,000,000 valuation. xCraft has the exclusive rights to develop the drone and drone port developer/producer for the venture. Assuming the Company achieves the projected milestones for 2018, our total payments received for this development stage will total $750,000. The balance of the $3 million in funding will be utilized for the mass production of the final product, which is planned to start in early 2019. The Company was issued two key US Patents this past year. These consist of an Unmanned Aerial Vehicle with Detachable Computing Device and a High-Speed Multi-Rotor Vertical Takeoff and Landing Aircraft. We believe these patents will provide us with a sizable advantage in the field of drone development. Through these patents, we have the ability to put a phone - and all of its inherently powerful processing abilities - in to flight. The direct cellular connectivity and instant data processing of this design will be key components providing growth and related opportunities in the UAV industry. We see this technology benefiting the Company from both a development and licensing standpoint. Commercially, and in the consumer space with our PhoneDrone, we anticipate our sales revenues will be rising rapidly as we progress in 2018 and into 2019.

USE OF PROCEEDS

We are seeking to raise $1,069,997.16 in this offering through Regulation Crowdfunding, with a minimum target raise of $9,396.69. We have agreed to pay Start Engine Capital, LLC (Start Engine), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay StartEngine $349.88 if we only raise the minimum target amount and $$37,449.90if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $1,069,997.16 that we project we will need in 2018 and 2019 to support Working Capital and R&D efforts. Specifically, we intend to finalize post beta unit development of PhoneDrone and provide for necessary working capital needs related to staffing, marketing, etc.

As discussed above in "Liquidity and Capital Resources," the Company is conducting a concurrent private placement of up to $1,000,000 of its Class B Non-Voting Common Stock, with the same rights as we are offering through Regulation Crowdfunding.

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,996.48	$1,069,997.16
Less: Offering Expenses		
StartEngine Fees (3.5% fee)	$349.88	$37,449.90
Net Proceeds	$9,646.60	$1,032,547.26
Use of Net Proceeds:		
R&D & Production	0	$175,000.00
Marketing	$9,646.60	$70,000.00
Working Capital	0	$650,000.00

Debt reduction		$137,547.26
Total Use of Net Proceeds	$9,646.60	$1,032,547.26

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event(s) has been recorded with respect to the Company, or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make its annual reports available on its web-site at https://xcraft.io/pages/investor-letter as required. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR xCraft
Enterprises, Inc.

[See attached]

X CRAFT ENTERPRISE, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

XCRAFT ENTERPRISES, INC.

TABLE OF CONTENTS



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
XCraft Enterprises, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of XCraft Enterprises, Inc. which comprise of the balance sheet as of December 31, 2017, and the related statement of income, shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.


Opinion

In our opinion, the financial statements referred to above previously present fairly, in all material respects, the financial position of XCraft Enterprises, Inc., as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
December 4 , 2019


XCRAFT ENTERPRISES, INC.

BALANCE SHEET

DECEMBER 31, 2017


Assets
 Current assets:

Cash	$	92,786
Inventory		58,016
Other current assets		149,000
Total current assets		299,802
Property and equipment, net		39,724
Intangible assets, net		73,810
Related party receivable		67,243
Other assets		3,051
Total assets	$	**483,629**

Liabilities and Stockholders' Deficit
 Current liabilities:

Accounts payable and liabilities	$	242,591
Deferred revenue		537,841
Note payable - current		7,988
Total current liabilities		788,420
Note payable - net of current portion		49,477
Total liabilities		837,897

Commitment and contingencies

Stockholders' Deficit:

Class A voting stock		353
Class B voting stock		65
Additional paid in capital		1,579,183
Accumulated deficit		(1,933,869)
Total Stockholders' deficit		(354,268)
Total liabilities and stockholders' deficit	$	**483,629**


The accompanying notes are an integral part of these financial statements.


XCRAFT ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues	$	119,467
Cost of sales		162,432
Gross loss		(42,965)
Operating Expenses:		
General and administration		534,858
Sales and marketing		113,042
Research and development		89,198
Total operating expenses		737,097
Operating loss		(780,063)
Other (income) expenses:		
Interest expense		5,191
Other expense		3,918
Gain on settlement		(55,015)
Other income		(5,272)
Total Other (income) expenses		(51,178)
Net loss	$	**(728,885)**

The accompanying notes are an integral part of these financial statements.

4

XCRAFT ENTERPRISES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Members' Deficit		Class A - Common Stock		Class B - Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
	30,000	$ 14,737						$ (1,204,984)	$ (1,190,247)
	3,263	326,250							326,250
	2,000	200,000							200,000
	(35,263)	(540,987)	3,526,250	353			540,634		-
					17,928	2	30,476		30,478
							82,348		82,348
					629,411	63	1,069,936		1,069,999
							(144,211)		(144,211)
								(728,885)	(728,885)
	-	$ -	3,526,250	$ 353	647,339	$ 65	$ 1,579,183	$(1,933,869)	$ (354,268)

The accompanying notes are an integral part of these financial statements.

5

XCRAFT ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASHFLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(728,885)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation		17,555
Amortization		3,357
Gain on settlement on liabilities		(55,015)
Stock based compensation		112,824
Change in operating assets and liabilities		
accounts receivables		2,514
Inventory		(10,705)
Other current liabilities		(149,000)
accounts payables		(151,316)
Deferred revenues		132,701
Net cash used in operating activities		(825,970)
CASHFLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(27,373)
Purchase of intangible assets		(31,171)
Related party receivables		(67,882)
Deposits and other		2,439
Net cash used in investing activities		(123,987)
CASHFLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayments) - related party advances		(65,670)
Proceeds (repayments) -line of credit		(15,000)
Repayment - notes payables		(2,535)
Proceeds from investment in LLC		200,000
Proceeds from sale of common stock		1,069,999
Offering costs		(144,211)
Net cash provided by financing activities		1,042,583
Increase in cash and cash equivalents		92,626
Cash and cash equivalents, beginning of year		160
Cash and cash equivalents, end of year	$	92,786
Supplemental disclosure of cash flow information		
Cash paid for interest1	$	4,434
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Conversion of line of credit to note payable	$	35,000
Conversion of debt and interest into common stock	$	326,250

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 1 –DESCRIPTION OF BUSINESS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).

The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full.

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Inventories

Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first in first out method (FIFO). As of December 31, 2017 inventories was $58,016.

The Company has expended $149,000 for deposits on inventory which are included in other current assets in the accompanying balance sheets. Upon receipt of such inventory amounts paid will be reclassified to inventory.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to de benefited, not to exceed the patent lives, which may be as long as 15 years. As at December 31, 2017, Intangible assets was $73,810. Amortization expense related to patent was $3,357.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Software

The Company applies the principle of ASC 985-20, Software Costs of Computer Software to Be Sold. ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales . To date, management has not capitalized any such costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Warranty Costs

The Company provides 30 day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of the claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negotiable, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2017.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there arc derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis .

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

The Company has undertaken various pre-sale crowd funding campaigns and pre-sales through the Company's website. The pre-sale of our products through a crowd funding campaign or our website are deferred until the related product is shipped For the year ended December 31, 2017, the Company deferred $528,081 of such pre-sales and included this in deferred revenue in the accompanying balance sheets.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the year ended December 31, 2017 was $113,459.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $112,826 is included in general and administration expense for the year ended December 31, 2017.

Income taxes

Prior to February 2017, the Company was taxed as a Limited Liability Company (LLC). Under these provision, the Company does not pay federal corporate income taxes on its taxable income . Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

From March 1, 2017 forward, the Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S . Federal, state and local income tax examination ns by tax authorities for all periods since Inception . The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At rimes, the Company maintains balances in excess of the federally insured limits.

The Company had one customer that made up *55%* of revenue in 2017. Because the Company is focused on commercial applications in the future and not retail applications which make up these concentrations, the Company does not believe the loss of one or more of these customers will have a material impact on the Company.

The Company had three vendors that made up 29%. 16%. and 15% of accounts payable in 2017. The Company does not believe the loss of one or more of these vendors will have a material impact on the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standards update (ASU) issued ASU 2016-02, Leases (Topic 842), which provides guidance for accounting for leases. The new guidance requires companies to recognize the assets and liabilities for the rights and obligations created by leased assets. The accounting guidance for lessors will remain relatively largely unchanged. In January 2018, the FASB issued ASU 2018-01, *Leases (Topic 842)*, which provides an optional transition practical expedient for the adoption of ASU 2016-02 that, if elected, would not require an organization to reconsider their accounting for existing land easements that are not currently accounted for under the old leases standard and clarify that new or modified land easements should be evaluated under ASU 2016-02, once an entity has adopted the new standard. ASU 2016-02 and ASU 2018-01 are effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. Management is currently evaluating the effect the adoption of this amendment will have on the financial statements.

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, accounts receivables, fixed assets and long lived assets.

NOTE 3 — FIXED ASSET

Furniture and fixtures	$	4,696
Computers and software		22,454
Demo units		18,032
Tolls and equipment		28,167
Marketing displays		6,168
Total Fixed Asset		79,517
Accumulated Depreciation		(39,793)
	$	**39,724**

Depreciation expense for the year ended December 31, 2017 was $17,555.

NOTE 4 — DEBT

Convertible Note

In March 2016, the Company received $300.000 in proceeds from a Convertible Note (" Convertible Note").The Convertible Note bore interest at I0%, compounded annually, and matured in two years. The Convertible Note had automatic and optional conversion terms. The optional conversion term allowed the holder to convert as specified per the agreement any time after the maturity date. The automatic conversion terms were based on the next qualified round in an equity financing. In February 2017, the holder of the Note agreed to convert the Note (plus accrued interest of $26,250) totaling $326,250 into 3,263 LLC units which converted to 326,250 shares of common stock upon conversion.

Promissory Note

On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of S35,000 at 6.25% interest per annum with the balance and accrued interest due upon maturity of June 15, 2018. This loan was used to satisfy the balance on the line of credit for which was with the same bank. On June 12, 2018. the maturity date was extended to June 15, 2021 with monthly payments of S913. As of December 31, 2017, $7,988 and $24,477 of this note is classified as short and long-term. respectively.

NOTE 4 - DEBT (CONTINUED)

Revolving Loan Agreement

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. The unpaid principal amount of an advance shall bear interest prior to its scheduled maturity date at the prevailing market rate as agreed upon between the Lender and Borrower at the time of the Advance, 6.5% at December 31, 2017. Interest prior to the scheduled maturity date shall accrue monthly on the last day of each calendar month commencing with the first of such dates to occur after the funding date and continuing until the scheduled maturity date. This agreement shall terminate on December 31, 2018. In June of 2018, the Company received its first funds of $50,000 from this revolving loan. The revolving loan is secured by 200,000 of the Chief Executive Officers shares of Class A Common Stock common stock.

Line of Credit

In June 2016, the Company entered into a line of credit with a financial institution for $50,000. Balances outstanding on the line of credit accrued interest at the wall Street Journal prime rate plus 25. The line of credit was secured by virtually all the Company's assets and subject to an 18% default rate. In June of 2017, this line of credit was converted into a $35,000 promissory note.

In March 2017, the Company entered into a line of credit agreement with a financial institution for $38,000. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2017). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2017, the balance for this line of credit was $0, $38,000 available for use.

NOTE 5 - COMMITMENTS AND CONTIGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of December 31, 2017, the future minimum lease payments relating to rent on this building are $21,677 and $21,804 for 2018 and 2019, respectively. Rent expense was $18,665 for the year ended December 31, 2017.

NOTE 5 - COMMITMENTS AND CONTIGENCIES (CONTINUED)

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2018 and an additional 100,000 shares on August 1, 2019. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $1.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

Settlement

On October 31, 2017, a settlement agreement was entered into in which the Company had an unpaid trade payable in the amount of $159,875. The Company agreed to pay $150,000 to the vendor in order to settle the outstanding debt. Upon execution of this agreement, the vendor will immediately release all code. designs, copy and documentation and shall provide help and assistance to aid in the Company's understanding and use of the intellectual property it receives from the vendor. As of December 31, 2017, the Company has paid $100,000 of this liability, with the remaining balance included in accounts payable in the accompanying balance sheet. To date, the UCC Financing Statement filed with the Idaho Secretary of State is still in effect. Subsequent to December 31, 2017, the Company made an additional $17,500 in payments.

Other than previously disclosed, management is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 - STOCKHOLDERS' DEFICIT

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ('"C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rights and preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

During 2017. the Company commenced a Regulation Crowd funding offering through StanEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sold 629,411 Class B Conm1on Stock for gross proceeds of $1,069,999. Offering costs related to this raise were $144,211.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

2017 Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the '"Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2017, 379,500 shares are still available to be issued under the Plan.

Stock Options

In 2017, the Company granted 220,500 stock options under the Plan to various employees with a total grant date fair value of approximately $210,000. The granted options had an exercise price of Sl.70, expire in ten years, and ranged from I 00'/c, immediate vesting, to vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	December 31, 2017
Expected Life (years)	5.5-6.5%
Risk-free interest rate	1.22-2.1%
Expected volatility	75%
Annual dividend yield	0%

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED

Stock Options

The dividend yield assumption for options granted is based on the Company's his1ory and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred .

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2016	-	$ -	-
Granted	220,500	1.70	10.0
Exercised	-	-	-
Expiration/Cancelled	(27,082)	1.70	-
Outstanding at December 31, 2017	193,418	$ 1.70	9.60
Exercisable at December 31, 2017	152,918	$ 1.70	9.60

Stock option expense for the years ended December 31, 2017 was $70,518.

The Company is expected to recognize the remaining stock option expense as follows: 2018 - $84,000, $2019 - $12,000, 2020 - $12,000 and 2021 - $10,000, respectively.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Warrants (Continued)

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December 31, 2017, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2017
Expected Life (years)	10
Risk-free interest rate	0.95%
Expected volatility	75%
Annual dividend yield	0%

The warrants were valued similar to the stock options disclosed above. During the year ended December 31, 2017, the Company expensed $11,830 related to these warrants.

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2016	-	$ -	-
Granted	207,000	1.70	10
Exercised	-	-	-
Expiration/Cancelled	-	1.70	-
Outstanding at December 31, 2017	207,000	$ 1.70	9.50
Exercisable at December 31, 2017	7,000	$ 0.07	9.50

XCRAFT ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 7 - INCOME TAXES

The 2017 Tax Act, which was signed into law on December 22, 2017, has resulted in significant changes to the U.S. corporate income tax system. These changes include a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deduction and credits and limitations on the deductibility of interest expense and executive compensation. These changes are effective beginning in 2018.

The following table presents the current and deferred income tax provision for federal and state income taxes for year ended December 31, 2017 (rounded to "000,s):

	2017
Income tax benefit attributable to:	
Net loss	$ (231,000)
Permanent differences	33,000
Valuation allowance	198,000
Net provision for income tax	$ -

The major components of the deferred taxes are as follows at December 31, 2017 (rounded to '000's):

	2017
Deferred tax asset attributable to:	
Net operating loss carryover	$ 198,000
Valuation allowance	(198,000)
Net deferred tax asset	$ -

Based on federal tax returns filed or to be filed through December 31, 2017, we had available approximately $198,000 in US tax net operating loss carry forwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company 's net operating loss carry forwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carry forwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2037. State net operating loss carry forwards through December 31, 2017 arc approximately $52,000 and begin to expire in 2037. The Company's valuation allowance increased by $198,000 during the year ended December 31. 2017.

NOTE 8 - RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2022. As at December 31, 2017, $67,243 of this note was due to the Company.

NOTE 9 - SUBSEQUENT EVENTS

On January 17, 2018 the Company entered into a technology, license, manufacture and co-branding agreement for a term of two (2) years and shall automatically renew for an additional I-year term unless terminated. The agreement calls for the purchase of product at a to be agreed upon price as well as provides for licensing fees to the Company for use of their technology.

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan.

On February 1, 2018, the Company entered into a contribution agreement to acquire a 25% interest of the membership interest of Phirst Technologies, LLC. The Company contributed all of its ownership interest in certain specified assets and services per the agreement in exchange for this membership interest.

On March I, 2018, the Company entered into a non-recurring engineering agreement and purchase order commitment with Phirst Technologies. LLC. The Company is to receive a total of $750,000 if it meets certain mile stones. To date, the Company has received $400,000 related to these milestones.

Subsequent to year-end, the Company granted 242,000 stock options under the Plan to various employees. The grunted options have an exercise price of $1.70, expire in ten years and vest monthly over a range of one to five years.

The Company has evaluated subsequent events that occurred after December 31, 2017 through December 4, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

END OF REPORT

X CRAFT ENTERPRISE, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

XCRAFT ENTERPRISES, INC.

TABLE OF CONTENTS



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
XCraft Enterprises, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of XCraft Enterprises, Inc. which comprise of the balance sheet as of December 31, 2018, and the related statement of income, shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.



PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Opinion

In our opinion, the financial statements referred to above previously present fairly, in all material respects, the financial position of XCraft Enterprises, Inc., as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
December 6 , 2019


XCRAFT ENTERPRISES, INC.

BALANCE SHEET

DECEMBER 31, 2018


Assets

Current assets:

Cash	$	30,823
Accounts receivables		163,850
Inventory		62,816
Other current assets		340,133
Total current assets		597,622
Property and equipment, net		33,859
Intangible assets, net		70,462
Related party receivable		67,793
Other assets		3,051
Total assets	$	**772,786**

Liabilities and Stockholders' Deficit

Current liabilities:

Accounts payable and liabilities	$	167,250
Deferred revenue		537,841
Line of credit		140,999
Note payable - current		22,092
Total current liabilities		868,182
Note payable - net of current portion		265,323
Total liabilities		1,133,505

Commitment and contingencies

Stockholders' Deficit:

Class A voting stock		353
Class B voting stock		68
Additional paid in capital		1,835,930
Accumulated deficit		(2,197,070)
Total Stockholders' deficit		(360,719)
Total liabilities and stockholders' deficit	$	**772,786**


The accompanying notes are an integral part of these financial statements.

3


XCRAFT ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues	$	1,051,970
Cost of sales		31,081
Gross loss		1,020,889
Operating Expenses:		
General and administration		1,096,495
Sales and marketing		32,035
Research and development		143,539
Total operating expenses		1,272,069
Operating loss		(251,180)
Other (income)expenses:		
Interest expense		5,654
Other expense		6,367
Gain on settlement		-
Other income		-
Total Other (income)expenses		12,021
Net loss	$	**(263,201)**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Class A - Common Stock		Class B - Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount			
Balance at 12/31/2017	3,526,250	$ 353	647,339	$ 65	$ 1,579,183	$ (1,933,869)	$ (354,621)
Common stock issued			32,097	3	294,828	-	294,831
Common stock issuance costs	-	-	-	-	(38,081)	-	(38,081)
Net Loss	-	-	-	-		(263,201)	(263,201)
Balance at 12/31/2018	3,526,250	$ 353	679,436	$ 68	$ 1,835,930	$ (2,197,070)	$ (361,072)

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASHFLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(263,201)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation		12,222
Amortization		6,390
Stock based compensation		294,828
Change in operating assets and liabilities		
accounts receivables		(163,850)
Inventory		(4,800)
Other current liabilities		(334,658)
accounts payables		(75,199)
Deferred revenues		9,900
Net cash used in operating activities		(518,368)
CASHFLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(6,356)
Sale of property and equipment		26,031
Purchase of intangible assets		(11,042)
Related party receivables		639
Net cash used in investing activities		9,272
CASHFLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayments) -line of credit		140,999
Repayment - notes payables		(7,183)
Proceeds from loan		237,133
Proceeds from sale of common stock		114,265
Offering costs		(38,081)
Net cash provided by financing activities		447,133
Increase in cash and cash equivalents		(61,963)
Cash and cash equivalents, beginning of year		92,786
Cash and cash equivalents, end of year	$	30,823
Supplemental disclosure of cash flow information		
Cash paid for interest	$	5,654

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1 –DESCRIPTION OF BUSINESS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).

The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full.

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Inventories

Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first in first out method (FIFO). As of December 31, 2018 inventories was $62,816.

The Company has expended $285,800 for deposits on inventory which are included in other current assets in the accompanying balance sheets. Upon receipt of such inventory amounts paid will be reclassified to inventory.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to de benefited, not to exceed the patent lives, which may be as long as 15 years. As at December 31, 2018, Intangible assets was $70,462. Amortization expense related to patent was $6,390.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Software

The Company applies the principle of ASC 985-20, Software Costs of Computer Software to Be Sold. ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales . To date, management has not capitalized any such costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Warranty Costs

The Company provides 30 day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of the claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negotiable, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2018.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there arc derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis .

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

The Company has undertaken various pre-sale crowd funding campaigns and pre-sales through the Company's website. The pre-sale of our products through a crowd funding campaign or our website are deferred until the related product is shipped For the year ended December 31, 2018, the Company deferred $537,841 of such pre-sales and included this in deferred revenue in the accompanying balance sheets.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the year ended December 31, 2018 was $32,035.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $294,828 is included in general and administration expense for the year ended December 31, 2018.

Income taxes

Prior to February 2017, the Company was taxed as a Limited Liability Company (LLC). Under these provision, the Company does not pay federal corporate income taxes on its taxable income . Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

From March 1, 2017 forward, the Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S . Federal, state and local income tax examination ns by tax authorities for all periods since Inception . The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At rimes, the Company maintains balances in excess of the federally insured limits.

The Company had one customer that made up 92% of revenue in 2018. Because the Company is focused on commercial applications in the future and not retail applications which make up these concentrations, the Company does not believe the loss of one or more of these customers will have a material impact on the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standards update (ASU) issued ASU 2016-02, Leases (Topic 842), which provides guidance for accounting for leases. The new guidance requires companies to recognize the assets and liabilities for the rights and obligations created by leased assets. The accounting guidance for lessors will remain relatively largely unchanged. In January 2018, the FASB issued ASU 2018-01, *Leases (Topic 842)*, which provides an optional transition practical expedient for the adoption of ASU 2016-02 that, if elected, would not require an organization to reconsider their accounting for existing land easements that are not currently accounted for under the old leases standard and clarify that new or modified land easements should be evaluated under ASU 2016-02, once an entity has adopted the new standard. ASU 2016-02 and ASU 2018-01 are effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. Management is currently evaluating the effect the adoption of this amendment will have on the financial statements.

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, accounts receivables, fixed assets and long lived assets.

NOTE 3 — FIXED ASSET

Furniture and fixtures	$	4,696
Computers and software		22,454
Demo units		18,032
Tolls and equipment		34,524
Marketing displays		6,168
Total Fixed Asset		85,874
Accumulated Depreciation		(52,015)
	$	**33,859**

Depreciation expense for the year ended December 31, 2018 was $12,222.

NOTE 4 — DEBT

Convertible Note

In March 2016, the Company received $300.000 in proceeds from a Convertible Note (" Convertible Note").The Convertible Note bore interest at I0%, compounded annually, and matured in two years. The Convertible Note had automatic and optional conversion terms. The optional conversion term allowed the holder to convert as specified per the agreement any time after the maturity date. The automatic conversion terms were based on the next qualified round in an equity financing. In February 2017, the holder of the Note agreed to convert the Note (plus accrued interest of $26,250) totaling $326,250 into 3,263 LLC units which converted to 326,250 shares of common stock upon conversion. There were no convertible note in 2018.

Promissory Note

On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25% interest per annum with the balance and accrued interest due upon maturity of June 15, 2018. This loan was used to satisfy the balance on the line of credit for which was with the same bank. On June 12, 2018. the maturity date was extended to June 15, 2021 with monthly payments of $913. As of December 31, 2018, $10,956 and $14,326 of this note is classified as short and long-term. respectively.

NOTE 4 - DEBT (CONTINUED)

Revolving Loan Agreement

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. The unpaid principal amount of an advance shall bear interest prior to its scheduled maturity date at the prevailing market rate as agreed upon between the Lender and Borrower at the time of the Advance, 6.5% at December 31, 2017. Interest prior to the scheduled maturity date shall accrue monthly on the last day of each calendar month commencing with the first of such dates to occur after the funding date and continuing until the scheduled maturity date. This agreement shall terminate on December 31, 2018. In June of 2018, the Company received its first funds of $50,000 from this revolving loan. The revolving loan is secured by 200,000 of the Chief Executive Officers shares of Class A Common Stock common stock. As of December 31, 2018, the company has received $100,000 of this revolving loan

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution for $38,000. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2018). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2018, the balance for this line of credit was $40,999.

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. As of December 31, 2018, the loan has outstanding balance of $237,133.

NOTE 5 - COMMITMENTS AND CONTIGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of December 31, 2018, the future minimum lease payments relating to rent on this building are $21,804 and $21,804 for 2019. Rent expense was $21,725 for the year ended December 31, 2018.

NOTE 5 - COMMITMENTS AND CONTIGENCIES (CONTINUED)

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2018 and an additional 100,000 shares on August 1, 2019. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $1.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

On January 17, 2018 the Company entered into a technology, license manufacture and co-branding agreement for a term of two years and shall automatically renew for an additional 1 year term unless terminated. The agreement calls for the purchase of product at a to be agreed upon price as well as provides for licensing fees to the Company for use of their technology.

On February 1, 2018, the Company entered into a contribution agreement to acquire 25% interest of the membership interest of Phirst Technologies, LLC. The Company contributed all of its ownership interest in certain specified assets and services per the agreement in exchange for its membership interest.

On March 1, 2018, the Company entered into a non-recurring engineering agreement and purchase order commitment with Phirst Technologies, LLC. The Company is to receive a total of $750,000 if it meets certain milestones.

NOTE 6 - STOCKHOLDERS' DEFICIT

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ('"C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rights and preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

During 2017. the Company commenced a Regulation Crowd funding offering through StanEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sold 629,411 Class B Conm1on Stock for gross proceeds of $1,069,999. Offering costs related to this raise were $144,211.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the '"Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2018, 107,500 shares are still available to be issued under the Plan.

Stock Options

In 2018, the Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $1.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	December 31, 2018
Expected Life (years)	5.5-6.5%
Risk-free interest rate	2.45-2.87%
Expected volatility	75%
Annual dividend yield	0%

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

XCRAFT ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED

Stock Options

The dividend yield assumption for options granted is based on the Company's his1ory and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred .

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2017	193,418	$ 1.70	9.60
Granted	272,000	1.70	10.0
Exercised	-	-	-
Expiration/Cancelled	-	1.70	-
Outstanding at December 31, 2018	465,418	$ 1.70	9.19
Exercisable at December 31, 2018	182,918	$ 1.70	9.04

Stock option expense for the years ended December 31, 2018 was $294,828. The unrecognized stock option expense is $317,193.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Warrants (Continued)

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December 31, 2018, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2018
Expected Life (years)	10
Risk-free interest rate	0.95%
Expected volatility	75%
Annual dividend yield	0%

The warrants were valued similar to the stock options disclosed above. During the year ended December 31, 2018, the Company expensed $11,830 related to these warrants.

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2017	207,000	$ 1.70	9.50
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2018	207,000	$ 1.70	9.50
Exercisable at December 31, 2018	7,000	$ 0.07	9.50

NOTE 7 - INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for year ended December 31, 2018 (rounded to "000,s):

	2018
Income tax benefit attributable to:	
Net loss	$ (78,582)
Valuation allowance	78,582
Net provision for income tax	$ -

The major components of the deferred taxes are as follows at December 31, 2018 (rounded to '000's):

	2018
Deferred tax asset attributable to:	
Net operating loss carryover	$ 276,582
Valuation allowance	(276,582)
Net deferred tax asset	$ -

_____

NOTE 8 - RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2022. As at December 31, 2018, $67,793 of this note was due to the Company.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through December 6, 2018, the issuance date of the financial statements.

On January 16, 2019, a payment of $23,550 was received from Phirst Technologies for second payment on two portable ports for the First iZ UAV system.

On January 31, 2019, the Company received $30,000 additional funds from revolving loan lender.

On February 15, 2019. A $2,000,000 investment was made in the Company by an investor whereas the Company will offer 864,304 shares of Class A Voting Common Stock at $2,314 par value per share.

On February 20, 2019, a payment of $45,000 was received from Phirst Technologies for beta design (NRE) for First iZ UAV system.

On March 1, 2019, the Company received $20,000 additional funds from the revolving loan lender.

On March 30, 2019, a draft $1,800,000 purchase order for 30 sets of First iZ beta systems was received by the Company. Also in March 2019, the Shadow tethered UAV was released. Sales/expenses from this vehicle is expected to occur in 2019.

On April 5, 2019, a payment of $30,000 was received from Phirst Technologies for the preparation and demonstration of First iZ UAV system for an energy customer.

The Company intends to raise funds through StartEngine in 2019.

END OF REPORT

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



xCraft (2018) is pending **StartEngine Approval**.

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xCraft (2018)
Powerful Flying Machines

● Small OPO   ⌂ Coeur d'Alene, ID   🏷 Consumer Products   ⊕ US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

Changing the World and Saving Lives with Drone Technology

Invest in xCraft

With a polished business model, a new line of products, and an expanding market, we believe xCraft is set to create a lasting legacy in UAV technology and beyond. Last year's record-breaking campaign on StartEngine allowed the company to grow up into a mainstay custom and commercial US based drone developer. xCraft's reach goes beyond the consumer market to enterprise, defense, and humanitarian applications.

xCraft was born when co-founders JD Claridge and Charles Manning launched an initial crowdfunding campaign on Kickstarter to fund xCraft's flagship product, the X PlusOne. They managed to triple their goal in that campaign and went on to build one of the most powerful and unique consumer drones on the market.

From there, xCraft made a splash on ABC's Shark Tank when all five sharks came on board to form a syndicate and make a deal worth $1.5 million. Last year, xCraft launched a campaign on StartEngine that reached the $1.07 million maximum allowed under Reg-CF. The campaign filled up quickly with 1,184 investors coming on board. Now, they are back for more.

We believe these milestones indicate the importance of the technology that xCraft develops. People not only believe in the tech, but they also believe in the vision for the future.





The Offering

Investment
$3.56/share | When you invest, you are betting the Company's future value will exceed $18.2 million.

Growing into our new business model



Over the past year, **we have fine-tuned our work as a custom drone developer and made a big push into the commercial sector**. While emergency response is one of



Sector. While emergency response is one of our first forays into drones with professional uses, it is certainly not the last.

Along with innovating new technology comes with finding way to apply that tech to different industries. We at xCraft have a vision for how we want drones to create a positive impact in many fields. While the possibilities are virtually unlimited, below are a few examples of where we see our technology headed.

Custom Drone Development

Our current project...First iZ: First Eyes for First Responders



What if there was a way to let first responders see what is happening at a fire, an accident, a shooting, or other incident...before they get there? First iZ is a drone system that will be programmed to autonomously fly to incidents at 60+mph, send live video while in transit, sniff for hazardous gases, hover while still sending live video, and allow commanders to know what they are facing before they dispatch vehicles and people. The First iZ project is owned by Phirst Technologies, LLC and of which 25% of the company is owned by xCraft.

www.firstiz.co

Commercial Applications: x2 Pro

Precision at your fingertips



Our goal in creating the x2 Pro was to create something that is highly effective in data collection, easy to use, and can be an everyday workhorse. It takes off and lands vertically, yet travels forward in flight, giving it the endurance of a fixed-wing aircraft. The drone has an extended range and can fly 60+ mph. This combination of capabilities allows for data collection over large areas in record time. It also flies autonomously, so just program the flight pattern and press go!

The xCraft Difference



Speed

With our next generation of UAV platforms, xCraft engineers are breaking the 100 mph barrier.



Cellular

xCraft's patented technology allows unlimited connectivity.



Range

Industry-leading mapping coverage



VTOL

The Vertical Takeoff & Landing capabilities of xCraft drones give them an edge over the competition.

Commercial drones and autonomous aerial vehicles have great potential. With your investment and our technology and ingenuity, xCraft aims to change the world.





Applications

Mapping	Agriculture	Security	Emergency Response
			
With increased endurance and speed, xCraft drones offer high resolution images for clients looking to map and collect data of large areas.	Drones can be used to help farmers maximize their yields and develop new methods of sustainability in fields all around the world.	Drone technology can be used by individuals, businesses, institutions, and government agencies to provide tighter and more efficient security.	Drones can put eyes and ears in the sky, helping first responders to offer superior assistance to those who are in the most dire need during the first critical minutes of an emergency.

The Present and the Future of the Drone Industry

"You guys are going to own this market."

- Kevin O'Leary AKA "Mr. Wonderful"
Speaking to JD and Charles on "Shark Tank"

The Opportunity Ahead

THE OPPORTUNITY AHEAD
Between now and 2020, we forecast a $100 billion market opportunity for drones—helped by growing demand from the commercial and civil government sectors.
Source: Goldman Sachs Research

MILITARY
Drones got their start as safer, cheaper and often more capable alternatives to manned military aircraft. Defense will remain the largest market for the foreseeable future as global competition heats up and technology continues to improve.
Source: Goldman Sachs Research

CONSUMER
The consumer drone market was the first to develop outside the military. Demand has taken off in the last two years and hobbyist drones have become a familiar sight, but there is plenty of room for growth.
Source: Goldman Sachs Research

COMMERCIAL/CIVIL
The fastest growth opportunity comes from businesses and civil governments. They're just beginning to explore the possibilities, but we expect they'll spend $13 billion on drones between now and 2020, putting thousands of them in the sky. Here's where you might see them.


Estimated drone spending in USD, FY2017-FY2021
United States of America
$17.5
$3.5
Russia
$3.9
China
$4.5
Australia
$3.1
$8.0

Source: Goldman Sachs Research


$100BN
THE OPPORTUNITY AHEAD
Between now and 2020, we forecast a $100 billion market opportunity for drones—helped by growing demand from the commercial and civil government sectors.

Source: Goldman Sachs Research

Source: Goldman Sachs Research

Invest in xCraft

xCraft is now in an even better and stronger position than we were when we went on Shark Tank and last year when we launched our first campaign on StartEngine. We intend to use the funds raised from this new campaign to meet the ever-expanding demand of UAV production. We will add resources to R&D, expand our product line, and offer full support for First iZ and upcoming development projects. **We have a very purposeful mission and are working hard to leave a legacy.** We believe the drone industry is still young but expanding quickly, and the commercial possibilities are unlimited. We aim to push the boundaries.

Our core values drive innovation and expect excellence. We seek to bring positive change to the world, and we want you to join us.





2014

xCraft Is Born

JD Claridge and Charles Manning start xCraft, marrying their passion for flight with their passion for business.

2015

X PlusOne Crushes Its Kickstarter Goal

Initially seeking $50,000 the X PlusOne raises nearly $150,000 from 263 backers on Kickstarter.

October 2015

Sharks in the Water!

Appearing on ABC's "Shark Tank," JD and Charles are offered $1.5 million from all five sharks - a record-breaking syndicate!

Spring 2017

Launch First Start Engine Campaign

We opened up xCraft to the public and crushed our funding goals!

October 2017

Phirst Technologies, LLC Partnership

We partnered with Phirst Technologies to innovate new uses for our drones.

January 2018

Project First iZ Launched

Share details about an important milestone in your company's history.

May 2018

x2 Pro Launched

We launched the x2 Pro, one of our high endurance commercial drones.

August 2018

StartEngine 2.0

Now you have another chance to own part of the Company!

Fall 2018

Release of PhoneDrone Ethos Beta Units (ANTICIPATED)

After years of anticipation, the PhoneDrone Ethos is finally in the hands of consumers.

December 2018

First iZ Pilot Operational (ANTICIPATED)

December 2019

First iZ Deployed (ANTICIPATED)

In the Press

Inc. FORTUNE UAS MAGAZINE Jane's By IHS Markit

SHOW MORE

Meet Our Team



JD Claridge

CEO, Director, and Co-Founder

JD Claridge is the CEO and co-founder of xCraft, a leading drone company developing innovative vehicles for the UAV market. JD was born with a passion for flight. Building and crashing flying toys throughout his youth taught him much about the science and art of flight vehicle design. He once built a (mostly) functional hang glider at the age of 7 and convinced his best friend to test fly it. JD's passion for flight runs deeply through all of his pursuits. As a certified pilot, electrical engineer, airframe mechanic, and Designated Engineering Representative (DER) for the FAA, he has held key engineering roles at several aerospace OEMs and has founded his own aerospace consulting firm; Aero Designworks. In October of 2015, JD and xCraft co-founder Charles Manning were featured on ABC's Shark Tank, making history by negotiating an unprecedented deal with all five Sharks. This catapulted xCraft into the center of the public spotlight and made household names out of xCraft's launch products; PhoneDrone Ethos and X PlusOne. With JD at the helm, xCraft continues to engineer innovation into the DNA of every flying machine they produce. JD has been with xCraft since 2015 as CEO and Director. This is his full time job.



Charles Manning

Co-Founder

Charles Manning is a co-founder of xCraft. An aviation enthusiast, Charles was immediately excited about working with JD to help make the X PlusOne a reality.Charles is founder and CEO of Kochava, a leading mobile attribution analytics platform company serving tier-one advertisers world-wide. Beginning his career at Oracle, Charles later held executive and C-Level positions at M-Code, Managed Objects, and PLAYXPERT. Prior to founding Kochava, Charles founded PLAYXPERT – which started as a gaming technology platform. After licensing the PLAYXPERT technology to Razer, Charles built a team that focused its time on building engagement platforms for entrepreneurs and agencies.



John Overby

Advisor

John Overby manages the Tech Accelerator Program at Ignite Northwest. John was the first entrepreneur to start two back-to-back INC 500 companies (#13 followed by #104). He is a seasoned technology entrepreneur and former regional director of the North Idaho Small Business Development Center. He has served on many university and company boards over the years. His passion is helping high-tech entrepreneurs to rapidly build their companies in the Inland Northwest.



Nick Smoot

Advisor/Investor

Nick has founded and sold 3 tech companies. Now, as the founder of Innovation Collective and Mountain Man Ventures (VC fund), he is focused on redefining how cities participate in the global economy. He is a Milken Institute Young Leader and is a member of the Young Entrepreneur Council. Nick has been interviewed for or contributed to Bloomberg, Forbes, USA Today, Fast Company, Mashable, Virgin, LinkedIn, Inc. Magazine and Huffington Post.



Phil Burks

Sky Paver and Director

Phil Burks Sky Paver Phil is the CEO of The Genesis Group (his primary and full time job) of companies in Tyler, Texas. In 1989 Phil founded the software arm of Genesis, supplying leading edge software technology to first responders and large corporations operating two-way radio networks around the globe. Genesis is now 65 employees strong with offices in the UK, USA and affiliates in Australia and Mexico. Genesis customers range from The City of ___ to The Nation of ___. Along with two others, Phil helped start Tyler Innovation Pipeline, a successful maker and innovation space in his hometown. He is involved with several committees as a trustee at LeTourneau University in Longview, Texas and guest lectures as time permits at LeTourneau and other local universities. As well, Phil is actively involved in creating 'green' commercial real estate commercial office developments, serving on several faith-based and non-profit boards, and he mentors up and coming entrepreneurs. Current Positions: Burks GenCore Co., Inc. – President -- 1/1997 to present GenCore, LLC – President, Managing



Ben Toews

Advisor and Director

Ben is the President/CEO of Bullet Tools, a developer and manufacturer of innovative construction solutions which sells products around the world. He serves on the advisory board for the Idaho Small Business Development Center and oversees the finances at Heart of the City church as Treasurer. He is a graduate of Gonzaga University where he majored in Business Administration with a concentration in International Business. Current postions: Bullet Tools- President and CEO 2012-present, Primary position Bullet Tools-Vice President 2002-2012 Heart of the City Church- Treasurer 2012-present Idaho Small Business Development Center- Board Advisor 2013-present Xcraft-board of directors, July 2018. Part time, one hour a week

Member -- 12/2008 to present GenCore Candeo, Ltd. – CEO -- 10/2001 to present MBCG, LLC – Managing Member -- 8/2013 to present xCraft Enterprises, Inc. – Director -- 8/2017 to present (one hour a week) Phirst Technologies, LLC – Managing Member -- 9/2017 to present Tyler Innovation Pipeline, Inc. – Board President -- 8/2017 to present LeTourneau University – Trustee -- 11/2016 to present



Claire Majors
Mechanical Engineer
-



Ryan Pyke
Mechanical Engineer
-



Marshall Wingerson
UAV Engineer
-



Brandon Russell
Director of Software
-



Jonathan Clark
Firmware Engineer
-



Ben Drechsel
Mobile App Developer
-



Hunter Hiatt
Social Media Manager
-



Riley Dove
Technical Support Lead
-



Bobby Sakaki
Product Manager
-



Barry Kruger
Military Govt Contracting
-



Sean Moglia
Operations Manager
-

Offering Summary

Maximum 150,280 shares* of Class B Non-Voting Common Stock $534,996.80

Minimum 2,808 shares of Class B Non-Voting Common Stock $9,996.48

Company	xCraft Enterprises, Inc.
Corporate Address	418 E Lakeside Ave, Suite 08
Description of Business	xCraft develops and manufactures small, powerful flying machines for custom, commercial, and consumer applications.
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$3.56
Minimum Investment Amount (per investor)	$178.00

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and

Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow xCraft (2018) to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Video 1

StartEngine //xCraft

We said we'd shape the future together. With your help we started to do just that.

Since last year xCraft has grown up. We've established new, strategic partnerships with global companies, secured several new patents, built a world class team, and launched an entirely new initiative to develop customized drone solutions for enterprise and defense clients.

Our inaugural project under this new initiative is called First Eyes, a revolutionary, first responder drone system that will show up on the scene of an emergency before first responders giving them critical intelligence from the scene to improve their response. First Eyes is a game changer and it will save lives. But it's only one example of the countless ways that drones can change the world. That's our mission here at xCraft. We've only just begun.

Come join us. With your help, we will save lives, reduce suffering and give help. All through these powerful flying machines we call drones.

XCraft - Xcraft.io

Video 2

StartEngine xCraft

The x2 Pro was a design inspired by our customers. Our team of dedicated and hardworking employees designed and built prototypes, flew countless hours of test flights. And worked with existing x2 Geo customers to make sure the end product does exactly what it needs to do. We couldn't of asked for a better team to help us reach our goal.
Our customers wanted simple and intuitive operation, so we created a dedicated mission control app and included a GCS tablet. They wanted even more coverage per flight, so we added 40% more flight time than the x2 Geo. Our customers also saw a need for survey grade maps, so we added a RTK GPS option.
There was also a growing necessity in the market place for multi-spectral, thermal and high resolution imagery. So we added options for FLIR, MicaSense and Mapir cameras. We created the x2 Pro to fill a need in the market that wasn't being met.
Our mission at xCraft is to develop powerful flying machines that change the world.

Video 3

StartEngine xCraft Drones

All right, we're excited. We're mostly excited about doing something together.

Okay. So you have something to propose to us?

We do.

Yes, we would like to propose 1.5 million dollars, each at five percent equity, and bring all the sharks in.

You're willing to give up 25% of the company. We each put up 300,000 for 5% ... 25% total? That gives you a six million dollar valuation.

I'm okay with this deal. I'm one shark. I would do that deal.

I'm okay with that deal.

I'm okay with that deal as well.

That's three. Robert?

Then I'm in on that deal, too.

Mark? What are you doing?

You guys are smart. Did anybody else offer you money prior to this?

For sure.

Okay.

Yeah.

And so when someone's come to you, what were the discussions?

There's really two categories of conversations. One is strategic, and one is kind of pseudo-institutional. A lot of the institutional guys want to kind of shape it like a early stage VC structure, not something we're as excited about doing. You all have a lot more operational execution experience, respectfully, than many traditional early stage VC guys. And you also cover a spectrum. You cover a variety of different areas, which is really useful to the business, 'cause that's the whole model.

Charles, I think that's so smart. I deal with a lot of VC guys like we all do-

I do, too.

... And I gotta tell you, they're all super smart-

They are.

... They're all great theory, but they don't get their hands dirty in running businesses.

That makes a lot of sense.

All right, Mark, are you in?

That works.

All right, we're in.

[crosstalk 00:01:39] Congratulations, guys.

I'm really excited.

Good job.

We should do a special party where we do a little flight party.

Absolutely.

We got a Shark Tank [inaudible 00:01:47], can you believe it?

You guys are gonna own this market.

Thank you guys.

Thank you.

We're thrilled.

All right.

Well done.

I'm just amazed right now that we have, not only, gotten a valuation that's greater than what we asked, we got more money than what we asked for … three times as much. And we got all five sharks on board.

Nice job, fellow sharks. [crosstalk 00:02:09].

Cool, we're in the drone business.

That is cool.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:39 PM 07/27/2018
FILED 02:39 PM 07/27/2018
SR 20185883763 - File Number 6330937

AMENDED AND RESTATED ARTICLES

OF

INCORPORATION OF XCRAFT ENTERPRISES, INC.

File Number: 6330937

xCraft Enterprises, Inc (the "Corporation") was formed in Delaware effective February 28, 2017. The Corporation is hereby filing this Amended and Restated Certificate of Incorporation pursuant sections 242 and 245 of the Delaware General Corporation Law.

This Amended and Restated Articles of Incorporation supersede the existing Certificate of Incorporation.

ARTICLE I

The name of the Corporation is XCraft Enterprises, Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The name of its registered agent at that address is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Incorporator of the Corporation is Kevin Nichols. The address of the Incorporator is:

Kevin Nichols
4327 S Pittsburg
Spokane, WA 99203

ARTICLE V

The total number of shares of stock which the Corporation shall have authority to issue is Twelve Million (12,000,000), consisting of Two Million (2,000,000) shares of Preferred Stock, par value $0.0001 per share (the "***Preferred Stock***"), Five Million (5,000,000) shares of Class A Voting Common Stock (the "***Class A Shares***"), par value $0.0001 per share, and Five Million (5,000,000) shares of Class B Non-Voting Common Stock (the "***Class B Shares***"), par value $0.0001 per share. Collectively the Class A Shares and Class B Shares shall be referred to as the "***Common Stock***", and

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (a "*Preferred Stock Designation*"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations, and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) The designation of the series, which may be by distinguishing number, letter or

(b) The number of shares of the series, which the Board of Directors may thereafter (except where otherwise provided in a Preferred Stock Designation) increase or decrease (but not below a number of shares thereof then outstanding).

(c) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative.

(d) Dates at which dividends, if any, shall be payable.

(e) The redemption rights and price or prices, if any, for shares of the series.

(f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

(g) The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(h) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made.

(i) Restrictions on the issuance of shares of the same series or of any other series.

(j) The voting rights, if any, of the holders of the series, and

Except as otherwise stated by applicable law, the Class A Shares shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Shares shall have no voting rights. Without limitation and for avoidance of any doubt, Class B Shares are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Shares and Class B Shares have identical rights and together are entitled to receive the net assets of the Corporation upon dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

ARTICLE VI

To the fullest extent permitted by the General Corporation Law of Delaware, as the same may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of Delaware is hereafter amended to authorize, with or without the approval of the Corporation's stockholders, further reductions in the liability of the Corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the General Corporation Law of Delaware, as so amended.

Any repeal or modification of any of the foregoing provisions of this Article VI by amendment of this Article VI or by operation of law, shall not adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE VII

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which Delaware law permits the Corporation to provide indemnification or advancement of expenses), through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of Delaware, subject only to limits created by applicable Delaware law (statutory or nonstatutory), with respect to actions for breach of duty to a corporation, its stockholders, and others.

Any repeal or modification of any of the foregoing provisions of this Article VII by amendment of this Article VII or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the Corporation or any such other person existing at the time of, or increase the liability of any such director, officer, employee, agent or other person with respect to any acts or omissions thereof occurring prior to such repeal or modification.

ARTICLE VIII

The Corporation shall have perpetual existence.

ARTICLE IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation, but the stockholders may adopt additional Bylaws and amend or repeal any Bylaw whether adopted by them or otherwise.

ARTICLE XI

The number of directors that will constitute the whole Board of Directors shall be designated in the Bylaws of the Corporation. Vacancies created by the resignation of one or more members of the Board of Directors and new directorships created in accordance with the Bylaws of the Corporation, may be filled by the vote of a majority, although less than a quorum of the directors then in office or by a sole remaining director. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE XII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. Advance notice of new business and stockholder nominations for the election of directors shall be provided in the manner and to the extent provided in the Bylaws of the Corporation. Any action required by the General Corporation Law of Delaware to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided, however, that an action by written consent to elect directors, unless such action is unanimous, may be in lieu of holding of an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

ARTICLE XIII

The books of the Corporation may be kept (subject to any statutory provision) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors in the Bylaws of the Corporation.

CERTIFICATE

These Amended and Restated Articles of Incorporation require shareholder approval. This amendment was adopted by action taken effective Feb 27, 2018. This amendment was approved by a majority of the shareholders as follows:

Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
3,526,250	3,526,250	2,600,000	0

The undersigned hereby further declares and certifies under penalty of perjury that the facts set forth in the foregoing Amended and Restated Articles of Incorporation are true and correct to the knowledge of the undersigned.

Executed on this 27th day of Feb, 2018.

XCRAFT ENTERPRISES, INC.



By: _____

JD Claridge, President/CEO